Exhibit (a)(4)
IN THE COURT OF COMMON PLEAS OF
INDIANA COUNTY, PENNSYLVANIA

RICHARD A. NAPIERKOWSKI, JR., On	)	CIVIL DIVISION
Behalf of Himself and All Others Similarly	)
Situated,	)	Case No. 11536 CD 2010
)
Plaintiff,	)	TYPE OF PLEADING:
)
vs.	)	DIRECT SHAREHOLDER COMPLAINT
	)	FOR BREACH OF FIDUCIARY DUTIES
DAVID E. WALLACE, DAVID E. SNYDER,	)
MARK A. SNYDER, CHARLES C. NEAL,	)	CLASS ACTION COMPLAINT
JOHN A. STALEY, IV, ANTHONY J.	)
MENDICINO, EDWARD J. DIPAOLO,	)	JURY TRIAL DEMANDED
SUPERIOR WELL SERVICES, INC.,	)
NABORS INDUSTRIES LTD., and	)	Counsel of Record for this Party:
DIAMOND ACQUISITION CORP.,	)
	)	Alfred G. Yates Jr., Esquire
Defendants.		Pa. I.D. No. 17419
Gerald L. Rutledge, Esquire
Pa. I.D. No. 62027
LAW OFFICE OF
ALFRED G. YATES JR., PC
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033
Email: yateslaw@aol.com

[additional counsel appear on signature page]
[STAMP]

IN THE COURT OF COMMON PLEAS OF
INDIANA COUNTY, PENNSYLVANIA

RICHARD A. NAPIERKOWSKI, JR., On	)	CIVIL DIVISION
Behalf of Himself and All Others Similarly	)
Situated,	)	TYPE OF PLEADING:
)
Plaintiff,	)	DIRECT SHAREHOLDER
	)	COMPLAINT FOR BREACH OF
vs.	)	FIDUCIARY DUTIES
)
DAVID E. WALLACE, DAVID E. SNYDER,	)	CLASS ACTION COMPLAINT
MARK A. SNYDER, CHARLES C. NEAL,	)
JOHN A. STALEY, IV, ANTHONY J.	)	JURY TRIAL DEMANDED
MENDICINO, EDWARD J. DIPAOLO,	)
SUPERIOR WELL SERVICES, INC.,	)
NABORS INDUSTRIES LTD., and	)
DIAMOND ACQUISITION CORP.,	)
Defendants.	)
NOTICE TO DEFEND
     You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.
     YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER, GO TO OR TELEPHON THE OFFICE SET FORTH BELOW. THIS OFFICE CAN PROVIDE YOU WITH INFORMATION ABOUT HIRING A LAWYER.
     IF YOU CANNOT AFFORD TO HIRE A LAWYER, THIS OFFICE MAY BE ABLE TO PROVIDE YOU WITH INFORMATION ABOUT AGENCIES THAT MAY OFFER LEGAL SERVICE TO ELIGIBLE PERSONS AT A REDUCED FEE OR NO FEE.
Court Adminstrator’s Office
825 Philadelphia Street
4th Floor Indiana County Courthouse
Indiana, PA 15701
Telephone: (724) 465-3955

     Plaintiff Richard A. Napierkowski, Jr. (“Plaintiff”), by and through his attorneys, individually and on behalf of all others similarly situated, files this Class Action Complaint (the “Complaint”) against the Defendants herein named, and alleges as follows:
NATURE AND SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by Plaintiff on behalf of the public holders of Superior Well Services, Inc. (“Superior Well” or the “Company”) common stock seeking to enjoin certain actions of the Defendants in connection with the proposed acquisition (“Acquisition”) of Superior Well by Bermuda-based Nabors Industries Ltd. (“Nabors”). On August 9, 2010, Superior Well announced that the Company and Nabors had entered into a definitive merger agreement (“Agreement”), pursuant to which Nabors will commence a tender offer to purchase all of the outstanding shares of Superior Well common stock for $22.12 per share in cash. As described herein, the director defendants of Superior Well have breached their fiduciary duties in connection with the Acquisition by, among other things, failing to maximize shareholder value.
     2. This action seeks equitable relief only.
     3. In short, the Acquisition is designed to unlawfully divest Superior Well’s public stockholders of their holdings without providing them the maximized value to which they are entitled. Defendants know that these assets will continue to produce substantial revenue and earnings.
PARTIES
     4. Plaintiff is and has been at all material times a common stock holder of Superior Well. Plaintiff resides in Allegheny County, Pennsylvania.
     5. Defendant Superior Well is a Delaware Corporation with its business address located at 1380 Rt. 286 East, Suite #121 Indiana, Pennsylvania 15701. Superior Well provides a range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-

hole surveying services. Superior Well is publicly traded in the NASDAQ stock exchange under the ticker “SWSI.” As of August 5, 2010, there were over 30 million shares of Superior Well common stock outstanding.
     6. Defendant David E. Wallace (“Wallace”) is and at all material times has been a director of Superior Well. Wallace is Chief Executive Officer and Board Chairman.
     7. Defendant David E. Snyder (“D. Snyder”) is and at all material times has been a director of Superior Well.
     8. Defendant Mark A. Snyder (“M. Snyder”) is and at all material times has been a director of Superior Well.
     9. Defendant Charles C. Neal (“Neal”) is and at all material times has been a director of Superior Well.
     10. Defendant John A. Staley, IV (“Staley”) is and at all material times has been a director of Superior Well.
     11. Defendant Anthony J. Mendicino (“Mendicino”) is and at all material times has been a director of Superior Well.
     12. Defendant Edward J. DiPaolo (“DiPaolo”) is and at all material times has been a director of Superior Well.
     13. Defendant Nabors is a Bermuda corporation. Nabors is a drilling contractor that conducts oil, gas and geothermal land drilling operations in the United States Lower 48 states, Alaska, Canada, South America, Mexico, the Caribbean, the Middle East, the Far East, Russia and Africa.
     14. Defendant Diamond Acquisition Corp. (“Diamond”) is a Delaware Corporation, a wholly-owned subsidiary of Nabors, and a vehicle through which the Defendants seek to effectuate the Acquisition.

     15. Defendants Nabors and Diamond are together referred to as “Nabors.”
     16. Defendants Wallace, D. Snyder, M. Snyder, Neal, Staley, Mendicino and DiPaolo are collectively referred to herein as the “Individual Defendants.”
JURISDICTION AND VENUE
     17. Jurisdiction and venue are proper in this County because the Defendants regularly transact business within this County, because Superior Well has a principal place of business located in this County, or because Defendants have committed torts within this County, or because Defendants have committed torts outside the County causing injury to Plaintiff and other class members in this County. Defendants regularly do or solicit business in this County or should reasonably expect the acts to have consequences in this County.
     18. In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in this County.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     19. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;

          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     20. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Superior Well, are obligated under applicable law to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     21. The Individual Defendants are also obliged to honor their duty of candor to Superior Well shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote their shares.
     22. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Superior Well stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.
     24. This action is properly maintainable as a class action under Chapter 1700, et seq. of the Pennsylvania code.
     25. The Class is so numerous that joinder of all members is impracticable. There are over 30 million shares of Superior Well common stock outstanding that are held by hundreds, if not thousands, of beneficial holders.
     26. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Acquisition;
          (b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Acquisition;
          (c) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;
          (d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

          (e) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and
          (f) whether Superior Well and Nabors are aiding and abetting the wrongful acts of the Individual Defendants.
     27. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     28. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     31. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     The Company’s Meteoric Potential
     32. Superior Well provides a range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. The Company operates in two segments: technical services and fluid logistics. Superior Well’s technical services include technical pumping services, completion, production and rental tool services, and down-hole surveying services. The Company’s fluid logistics services include those services related to the transportation, storage and disposal of fluids that are used in the drilling, development and production of hydrocarbons. Superior Well operates through its 28 service centers located in Pennsylvania, Alabama, Arkansas, Colorado, Kansas, Louisiana, Michigan, Mississippi, North Dakota, Oklahoma, Texas, Utah, Virginia, West Virginia and Wyoming. As of December 31, 2009, Superior Well owned a fleet of 1,614 commercial vehicles, through which it provided technical pumping services.
     33. Superior Well has historically performed well for its shareholders, weathering the recent, global economic recession:
     34. All indications are that Superior Well’s stock value will rise to the levels it reached before the global economic downturn. Indeed, the Company’s Second Quarter Results for Fiscal Year 2010 speak for themselves:
INDIANA, Pa., Aug 09, 2010 /PRNewswire via COMTEX/ — Superior Well Services, Inc. (Nasdaq: SWSI), a provider of wellsite solutions specializing in technical pumping and completion, down-hole surveying and fluid logistic services, today announced net income for the three months ended June 30, 2010 of $6.1 million, or $0.18 per diluted share, compared to a net loss of $37.9 million, or a $1.66 net loss per diluted share, in the same period in 2009.
The 2010 second quarter net income of $6.1 million, or $0.18 per diluted share, compares to a net loss of $8.7 million, or a $0.31 net loss per diluted share, in the previous quarter ended March 31, 2010.
Revenue in the second quarter of 2010 was $176.0 million, a 42.7% increase from the $123.3 million reported in the previous quarter and a 94.5% increase from the $90.5 million reported in the second quarter of 2009. Operating income for the second quarter of 2010 was $13.0 million compared to $10.4 million of operating loss for the previous quarter and $59.2 million of operating loss reported in the second quarter of 2009.
Adjusted EBITDA, a non-GAAP financial measure, totaled $34.3 million in the second quarter of 2010 compared to $10.4 million reported for the previous quarter and ($7.3) million reported in the second quarter of 2009. For our definition of Adjusted EBITDA, please see footnote 1. For a reconciliation of Adjusted EBITDA to net income (loss), please see the non-GAAP financial measure table included in this press release.
Stimulation, cementing, nitrogen, down-hole surveying, completion and fluid logistics services revenue represented 74.7%, 11.3%, 5.9%, 3.6%, 1.3% and 3.2%, respectively, of our total revenue of $176.0 million in the second quarter of 2010. Stimulation revenue increased $38.6 million, or 41.6%, from the $92.8 million reported in the previous quarter. Revenues increased in all of our operating regions. As a percentage of gross revenue, sales discounts decreased by 2.0% in the second quarter of 2010 compared to the previous quarter.
Cost of revenue increased 23.4%, or $28.6 million, for the second quarter of 2010 compared to the previous quarter. As a percentage of net revenue, cost of revenue decreased by 13.4% to 85.6% for the second quarter of 2010 from 99.0% for the previous quarter due primarily to improved pricing, increased equipment utilization and improved labor utilization.
Selling, general and administrative, or SG&A, expenses increased 5.9% or $0.7 million for the second quarter of 2010 compared to the previous quarter. As a percentage of net revenue, SG&A expenses decreased by 2.5% to 7.0% for the second quarter of 2010 from 9.5% for the previous quarter primarily due to our ability to spread these costs over a larger revenue base.
For the second quarter of 2010, we made capital expenditures of approximately $4.7 million for maintenance on our existing equipment base and to purchase new and upgrade existing equipment.
At June 30, 2010, we had $104.7 million of working capital, total long-term debt of $140.8 million, with $60.0 million outstanding under our credit facility, and a debt to book capitalization ratio of 30.5%.

On July 16, 2010, we entered into an amendment (the “Third Amendment”) to the credit agreement evidencing our credit facility. The following changes were made to the credit agreement as a result of the Third Amendment:
the total capacity under the credit facility was temporarily increased by $15.0 million to $90.0 million until December 31, 2010;
the financial covenants in the credit agreement were revised such that our required maximum capital expenditures was increased from $6.0 million per quarter to $10 million per quarter commencing in the quarter ending as of June 30, 2010;
the letter of credit sublimit was reduced from, $25.0 million to $12.5 million; and
the financial covenants were revised such that our required, minimum quarterly EBITDA must not be less than: $6.0 million, $7.5 million and $10.0 million for the second, third and fourth quarters of 2010, respectively.
     35. Besides these phenomenal results for the Second Quarter of Fiscal year 2010, analysts estimate that Superior Well will experience nearly a 100% earnings growth rate in fiscal year 2010 and nearly a 300% earnings growth rate in fiscal year 2011.1
     The Acquisition Substantially Undervalues Superior Well Through an Unfair Process
     36. Despite the Company’s meteoric potential, the Defendants entered into the Agreement, which does nothing more than attempt to capitalize on Superior Well’s potential before the Company’s post-recession earnings growth upswing occurs.
     37. The release regarding the Acquisition states:
Nabors Industries Ltd. and Superior Well Services, Inc. Announce Definitive Merger Agreement
Hamilton, Bermuda; Indiana, Pennsylvania , August 9, 2010 /PRNewswire — FirstCall — Nabors Industries Ltd. (Nabors) (NYSE: NBR) and Superior Well Services, Inc. (Superior Well Services) (NASDAQ: SWSI) today announced that they have entered into a definitive merger agreement whereby Nabors will acquire Superior Well Services. The agreement contemplates that Nabors will commence a

[1]	http://moneycentral.msn.com/investor/invsub/analyst/earnest.asp?Page=EarningsGrowthRates&Symbol=SWSI (last visited August 10, 2010).

tender offer for all outstanding shares of Superior Well Services common stock at a price of $22.12 per share in cash in accordance with the merger agreement. The transaction is valued at approximately $900 million.
Gene Isenberg, Nabors’ Chairman and CEO, commented: “For some time now, we have evaluated integrating more service, offerings into our business, particularly internationally. Although we expect this acquisition by itself to be significantly accretive to 2011 results, our major motivator was the opportunity to leverage this well respected franchise into a global force utilizing our extensive international footprint and resources.
“In addition to the upside associated with expanding internationally, we expect to derive significant synergies in North America by integrating pumping services with our drilling and workover offerings. The most readily identifiable economies will be derived from our own Oil and Gas entities, with further benefits dependent upon how quickly we can increase activity across more of our fleet. Superior Well Services’ broad U.S. presence complements that of both our U.S. Land Drilling and Well-servicing operations and augments our expansion into areas such as the Marcellus shale region.
“Superior Well Services possesses one of the newest fleets in the industry with over 430,000 hydraulic fracturing horsepower. This high quality fleet is operated by a very capable, well managed organization that can quickly become a substantial unit of Nabors. This transaction also provides good value to the Superior Well Services stockholders as the offer price represents an attractive premium to the 30-day average closing stock price.”
Superior Well Services’ Chairman and CEO David Wallace said: “We are very pleased to be joining forces with Nabors. This complementary combination of the largest land drilling contractor in the world with a leader in technical pumping will make both organizations stronger and better able to meet our customers’ needs not only in the U.S., but around the world. We believe this transaction will deliver an immediate and significant premium for our shareholders.”
Holders of approximately 34% of Superior Well Services’ outstanding shares of common stock have entered into agreements agreeing to tender their shares. Nabors expects to commence the tender offer promptly and expects the offer to close by the end of the third quarter. Following completion of the tender offer, Nabors will acquire any remaining shares of Superior Well Services through a second-step merger at the same price paid in the tender offer.
Under the terms of the agreement approved by the boards of directors of both companies, the tender offer is conditioned on the tender of at least a majority of Superior Well Services’ shares calculated on a fully diluted basis and other customary closing conditions, including the receipt of regulatory approvals. In addition, the merger agreement requires Superior Well Services to pay Nabors a termination fee of approximately $22.5 million and reimbursable expenses of up to $5 million in the event that the agreement is terminated for certain reasons.

     38. The Agreement is fundamentally unfair to Superior Well’s shareholders.
     39. For example, the Company has agreed not to solicit or look for any other potential opportunities, besides the Acquisition, which unfairly binds and limits the Company’s ability to maximize shareholder value.
     40. Likewise, the termination fee of up to 27.5 million in fees and expenses that the Company would owe Nabors unfairly binds the Company to the Acquisition.
     41. The Agreement provides for a “Top-Up” option to Nabors which allows Nabors to effectuate a short-form merger by purchasing shares “of Common Stock equal to the number of shares that, when added to the number of shares of Common Stock already owned by Nabors and Merger Sub immediately following consummation of the Offer, would equal one share more than 90% of the shares of Common Stock then outstanding on a fully diluted basis.”
     42. In short, the Acquisition is unlawfully designed to deprive Superior Well stockholders of their true value in their holding through a fundamentally unfair process.
     43. Plaintiff and the class have no adequate remedy at law and are being irreparably injured by the fundamentally unfair process.
CAUSES OF ACTION
COUNT I
Claim for Breach of Fiduciary Duties Against the Individual Defendants
     44. Plaintiff repeats and realleges each allegation set forth herein.
     45. Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Superior Well and have acted to put the interests of Nabors ahead of the interests of Superior Well’s shareholders.
     46. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Superior Well.
     47. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Superior Well because, among other reasons, they failed to:
     •      fully inform themselves of the market value of Superior Well before entering into the Agreement;
     •      act in the best interests of the public shareholders of Superior Well common stock;
     •      maximize shareholder value;
     •      obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and
     •      act in accordance with their fundamental duties of good faith, due care and loyalty.
     48. By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     49. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.
     50. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the proposed Acquisition is enjoined by the Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the members of the Class to the irreparable harm of the members of the Class.
     51. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
     52. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
COUNT II
Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty
(Against Defendants Superior Well and Nabors)
     53. Plaintiff repeats and realleges each allegation set forth herein.
     54. Defendants Superior Well and Nabors are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Superior Well.
     55. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the Superior Well shareholders by failing to:
     •     fully inform themselves of the market value of Superior Well before entering into the Agreement;
     •     act in the best interests of the public shareholders of Superior Well common stock;
     •     maximize shareholder value;
     •     obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

     •     act in accordance with their fundamental duties of good faith, due care and loyalty.
     56. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Superior Well and Nabors, which, therefore, aided and abetted such breaches via entering into the Agreement with Nabors.
     57. Defendants Superior Well and Nabors had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Superior Well shareholders.
     58. Defendants Superior Well and Nabors rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Superior Well shareholders.
     59. As a result of Superior Well and Nabors’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     60. As a result of the unlawful actions of Defendants Superior Well and Nabors, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Superior Well’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Superior Well and Nabors are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.
     61. Plaintiff and the other members of the Class have no adequate remedy at law.
     62. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants Superior Well and Nabors. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;
     C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Superior Well’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;
     E. Rescinding, to the extent already implemented, the Agreement or any of the terms thereof;
     F.  Implementation of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
     G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.

JURY TRIAL DEMAND
     The Plaintiff hereby demands trial by jury on all issues so triable.
NO JURISDICTION OF THE BOARD OF ARBITRATORS
     The amount in controversy is in excess of the jurisdiction of the Board of Arbitrators.

DATED: August 10, 2010	LAW OFFICE OF ALFRED G. YATES, JR., PC

/s/ Alfred G. Yates
Alfred G. Yates, Jr. (Pa. I.D. # 17419) Gerald L. Rutledge (Pa. I.D. # 62027)
429 Forbes Avenue
519 Allegheny Building Pittsburgh, PA 15219
Telephone: (412) 391-5164 Facsimile: (412) 471-1033
Email: yateslaw@aol.com

Attorneys for Plaintiff
Of Counsel:
ROBBINS GELLER RUDMAN & DOWD LLP
STUART A. DAVIDSON
CULLIN A. O’BRIEN
120 E. Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)
RANDALL BARON
DAVID WISSBROECKER
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)